SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A-4

[ x ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the fiscal year ended:
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, for the transition period from

COMMISSION FILE NO: 0-32255

Balaton Power Inc.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
Jurisdiction of incorporation or organization)

1311 Howe Street
2nd Floor
Vancouver, British Columbia
Canada V6Z 2P3
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: (604) 691-1783

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class: None

Name of each exchange on which registered: None

Securities to be registered pursuant to Section 12(g) of the Act:
Title of each class: Common Stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Title of each class: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 21,004,194

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ ] YES [ ] NO

Indicate by check mark which financial statement item the registrant has elected to follow:

[ x ] ITEM 17 [ ] ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[ ] YES [ ] NO

INDEX BEGINS ON PAGE 53.

INTRODUCTION

As used herein, except as the context otherwise requires, the term "Company" refers to Balaton Power Inc., a corporation organized under the laws of Province of British Columbia.

The Company publishes its financial statements expressed in United States dollars. In this document, references to "US dollars" or "US$" are to the currency of the United States of America.

The Company's fiscal year ends on December 31 of each year. References in this document to a particular year are to the fiscal year unless otherwise indicated.

In the future, the Company will produce annual reports containing audited consolidated financial statements and an opinion thereon by the Company's independent public accountants. The financial statements contained in this registration statement have been audited in accordance with Canadian Generally Accepted Accounting Principles ("CDN GAAP").

The Company has no revenue and losses of $464,060 for the most recent year.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A. DIRECTORS AND SENIOR MANAGEMENT

Rodney E. Smith 1197 Main Street Boise, Idaho 83702	President, Chief Executive Officer and Director
Patrick Lavin 2nd Floor, 1311 Howe Street Vancouver, British Columbia Canada V6Z 2P3	Chief Financial Officer and Secretary
Maureen E. O'Brien 1197 Main Street Boise, Idaho 83702	Chief Operating Officer
Paul A. (Pat) Trudel 3 Chemin de la Pointe Mansonville, Quebec Canada J0E 1X0	Director
A. Roy MacRae 948 Anderson Crescent West Vancouver, British Columbia Canada V7T 1S7	Director
Thomas R. Saunders 325 - 744 W. Hastings Street Vancouver, British Columbia Canada V6C 1A5	Director
Martina Fischer Kaessner 201 - 222 West 4th Street North Vancouver, British Columbia Canada V7M 1H7	Director

B. ADVISERS

Not applicable

C. AUDITORS

The Company's auditor is:

Ron Shumka, Chartered Accountant 1607 - 805 West Broadway Vancouver, BC V5Z 1K1	tel: 604-873-5141 fax: 604-873-5213

Mr. Shumka is a member in good standing with the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

The selected historical data presented below has been derived from the financial statements of the Company, which financial statements have been examined by Ron Shumka, Chartered Accountant for the Company and are included elsewhere herein for the years ended December 31, 2000, 1999, 1998, 1997, and by Robert Jamieson, Chartered Accountant for the year ended December 31, 1996.

The financial statements are presented in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in Canada ("CDN GAAP").

The following table summarized certain financial information and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company has not declared a dividend during the years ended December 31, 2000, 1999, 1998, 1997 or 1996. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since the Company was inoperative. Please refer to Management's Discussion and Analysis of Financial Condition and Results of Operations. For the reasons set forth herein the information shown below may not be indicative of the Company's future results of operation.

 Condensed Consolidated Income (Loss) Statements for the Five Years Ended December 31, 2000

	For the Years ended December 31,
	2000	1999	1998	1997	1996
PER CANADIAN GAAP
Revenues	$0	$0	$0	$0	$0
Net loss	(464,060)	(67,271)	(36,317)	(26,874)	(144,285)
Loss per share	(0.02)	(0.07)	(0.04)	(0.03)	(0.15)
PER U.S. GAAP
Revenues	$0	$0	$0
Net loss	(464,006)	(67,217)	(36,263)
Loss per share	(0.02)	(0.07)	(0.04)

Note: Fully diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Condensed Consolidated Balance Sheet Information as at the Five Years Ended December 31, 2000

	As at December 31,
	2000	1999	1998	1997	1996
PER CANADIAN GAAP
Total assets	$375,319	$810	$521	$162	$316
Net Working Capital (Deficit)	194,593	(16,309)	(166,950)	(130,687)	(103,868)
Share Capital and Deficit	277,498	(16,255)	(166,842)	(130,525)	(103,651)
PER U.S. GAAP
Total Assets	$375,319	$756	$413
Net Working Capital (Deficit)	194,593	(16,309)	(166,950)
Share Capital and Deficit	277,498	(16,309)	(166,950)
Weighted Average Number of Shares	20,383,762	946,450	1,023,950

Exchange Rates

On July 31, 2001, the buying rate for Canadian dollars was US$1.00 for CDN$1.5325, as posted by the Bank of Canada. Historical exchange rates for US$1.00 expressed in Canadian dollars over the past five years are as follows:

	2000	1999	1998	1997	1996
Period End	1.4995	1.4433	1.5333	1.4305	1.3591
Average	1.4852	1.4858	1.4831	1.3844	1.3632
High *	1.4886	1.5192	1.5845	1.4399	1.3775
Low *	1.4819	1.4620	1.4037	1.3345	1.3455

* The high and low buying rate figures are selected from monthly average figures. Daily average figures are not available from any major Canadian chartered bank.

The high and low exchange rates for each month during the more recent six months are as follows:

	February 2001	March 2001	April 2001	May 2001	June 2001	July 2001
High	1.5422	1.5795	1.5825	1.5538	1.5390	1.5475
Low	1.4901	1.5364	1.5345	1.5271	1.5113	1.5069

The above information was obtained from the Bank of Canada and is believed by the Company to closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

B. CAPITALIZATION AND INDEBTEDNESS

The following table summarizes certain financial information as at July 31, 2001.

Indebtedness	Amount
Guaranteed	$ nil
Unguaranteed	See unsecured
Secured	$ nil
Unsecured:
Arms length third parties	$12,584
Related parties	$25,864
Total indebtedness	$38,458
Share Capital	$2,636,816
Contributed surplus	$2,706
Total capitalization	$2,716,438

The Company has not issued any shares from treasury subsequent to year end.

C. REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D. RISK FACTORS

Company with No History of Earnings.

The Company has no operating history, no revenues and is subject to all of the risks inherent in a start-up business enterprise including lack of cash flow and service acceptance.

Development and Market Acceptance of Services.

The Company's success and growth will depend upon the Company's ability to construct hydroelectric facilities.

Liquidity; Need for Additional Financing.

The Company believes that it does not have the cash it needs for at least the next twelve months based upon its internally prepared budget. Further, the Company's cash requirements are not easily predictable and there is a possibility that its budget estimates will prove to be inaccurate. If the Company is unable to generate a positive cash flow, it will be required to curtail operations substantially and seek additional capital. There is no assurance that the Company will be able to obtain additional capital if required, or if capital is available, to obtain it on terms favorable to the Company. The Company may suffer from a lack of liquidity in the future, which could impair its short-term marketing and sales efforts and adversely affect its results of operations.

Patents.

The Company has obtained a license to manufacture and sell Pisces. There is no assurance, however, that third parties may not infringe on the patents. In order to protect the patent rights, the Company or the patent owners may have to file lawsuits and obtain injunctions. If the Company does that, it will have to spend large sums of money for attorney's fees in order to obtain the injunctions. Even if the Company or patent holders obtain the injunctions, there is no assurance that those infringing on the patents will comply with the injunctions. Further, the Company or patent holders may not have adequate funds available to prosecute actions to protect the patents, in which case those infringing on the patents could continue to do so in the future.

Competition.

Most of the Company's competitors have substantially greater financial, technical and marketing resources than the Company. In addition, the Company's services compete indirectly with all other forms of energy delivery.

Reliance Upon Directors and Officers.

The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers and Directors, who exercise control over the day-to-day affairs of the Company.

Issuance of Additional Shares.

The Company is authorized to issue 700,000,000 common shares. 21,004,194 common shares are currently issued and outstanding and 678,995,806 or 97% of the common shares are unissued. The Board of Directors has the power to issue such shares. Although the Company presently has no commitments or contracts to issue any additional shares to other persons, other than the shares to be issued to Vernon

Ravenscroft in connection with the Company's acquisition of a 33% working interest in the Ravenscroft Site - see Item 4. "Business Overview," the Company may in the future attempt to issue shares to acquire products, equipment or properties, or for other corporate purposes. Any additional issuance by the Company, from its authorized but unissued shares, would have the effect of diluting the interest of existing shareholders.

Indemnification of Officers and Directors for Securities Liabilities.

The laws of the Province of British Columbia provide that the Company could indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the British Columbia Company Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Cumulative Voting, Preemptive Rights and Control.

There are no preemptive rights in connection with the Company's common stock. Shareholders may be further diluted in their percentage ownership of the Company in the event additional shares are issued by the Company in the future. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of common stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors.

No Dividends Anticipated.

At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT

Balaton Power Inc. (the "Company"), was incorporated under the laws of the Province of British Columbia on June 25, 1986. The Company is in the start-up stage and has initiated limited operations. The Company's primary business purpose is the construction, installation and sale of "low impact" run-of-the-river hydroelectric power production systems (the "System") which incorporates a patent pending fish protective water inlet device (the "Pisces"); the manufacture and sale of the Pisces; the sale of the Balaton Remote Integrated Monitoring and Control System (the "BRIMAC"); and, the sale of electricity resulting from the operation of the System at Company owned sites. The System is designed to produce "green"/renewable electricity. A green system is one which generates electricity from non-carbon based fuels and does not adversely impact the flows of rivers or aquatic life and is considered "low impact" on the environment.

As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company will ever construct, install or sell any Systems, Pisces or BRIMACs to anyone or that the Company will ever generate and sell electricity to anyone.

The Company has no subsidiary corporations.

B. BUSINESS OVERVIEW

The primary business of the Company is the manufacture, distribution and sale of hydroelectric power production systems, the development/operation of company owned and operated hydroelectric power production sites, and the manufacture, distribution and sale of protective fish water inlet devices. The Company intends to install its first system near Bliss, Idaho on the Ravenscroft Site, once the Company has completed its acquisition of a 33% working interest in the site.

The major components that make up the Balaton hydroelectric power production system incorporate industry standard, off-the-shelf generator components, electricity conversion and transmission components and related ancillary hardware, all of which are readily available from a variety of industry recognized leaders in the manufacture and supply of these components as well as for the turbines, which will be built to an exacting size in order to specifically address the output capability of a site on a site-by-site basis, or in other words, all components will be "site specific." Once the site has been permitted for development, if necessary, the Company will then undertake a variety of studies that may include one or more of the following: an aquatic species survey, a botanical species survey, an endangered species survey, a topographical and project features survey, a cultural resources study, a geological study, a soils classification study and a water quality study. The approximate outside cost of undertaking all of these required surveys and studies is $150,000 to $250,000, and will be paid for initially, by budgeted funds of the Company. The financing for site development and system installation will be done separately through traditional industry standard financial structures. The funds required to finance and complete the Ravenscroft site acquisition and facilitate further testing of the Pisces will be generated from continuing exercise of outstanding warrants. There is no guarantee that the outstanding warrants will be exercised or that the Company will be able to raise additional funds through loans from officers, directors, shareholders or through debt financing.

Construction and Acquisition of Systems

The Company intends to install its initial System in the State of Idaho on the Ravenscroft Site. In addition, the Company has recently submitted its first "Application for Preliminary Permit" to the FERC for a permit to develop the "Malad High Drop" site located near Bliss, Idaho. After preliminary engineering studies, the Company believes this site has a potential to produce 5MW of electricity on an annual basis. The Company has an additional seven sites on which applications procedures have been initiated. The Company anticipates receipt of its first permit from FERC within 60 days from today's date.

The Company has made its initial deposit of $110,000 in the process of its acquisition of a 33% working interest in the Ravenscroft Site, a site that is considered a seasonal producer of electricity which is and has been in operation for 17 years and produced 3,132,366 kWh of electricity in 2000. The site is located on the Malad River, approximately three miles outside of Bliss, Idaho. The site is situated on agricultural land and is fed by a reservoir system that is filled by rain, run-off and melting snow pack. The current system consists of three turbines, three generators and miscellaneous electricity conversion and transmission equipment and a "power house," which contains computer and manually operated monitoring equipment and controls. The power generated from the site is purchased by the Idaho Power Company and there are approximately 19 years remaining on the power purchase agreement between the owner and Idaho Power. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

Under the terms of the Agreement in Principle with Vernon Ravenscroft dated August 25, 2000, the Company was obligated to make 60 monthly payments of $8,500 per month commencing September 1, 2000 and purchase equipment with a cost of $350,000 by paying $275,000 on or before August 31, 2000 and issuing 100,000 shares of the Company at $0.75 per share to Ravenscroft and incurring installation costs. Ravenscroft was to secure bank financing of $350,000 on or before August 31, 2000. At this time Ravenscroft has secured the bank financing of $350,000.

On January 14, 2001, the Company and Ravenscroft executed an Agreement in Principle which superceded the former Agreement in Principle dated August 25, 2000. Under the terms of the Agreement in Principle, the Company will lease from Ravenscroft 1/3 of the Ravenscroft Site (the "Site") for $7,250 per month for 60 months. In addition, the Company will purchase from Ravenscroft certain fourth line equipment (the "Equipment") consisting of generators, turbines, penstock, headworks and related components for $385,000. The purchase price is comprised of $310,000 cash and the issuance of 100,000 common shares from the Company's treasury at a price of $0.75 per share. The Company is granted the first right of refusal to purchase 100% interest in the Site for an additional $250,000. In the event that the Company does not wish to purchase the Site, then Ravenscroft will return 50,000 common shares of the original 100,000 to be placed in trust to acquire the Company's interest in the Site including the Equipment. The revenue from the Site will be paid 33.3% to the Company and 66.7% to Ravenscroft. The cost of operations will be split 33.3% to the Company and 66.7% to Ravenscroft, with the exception of the fourth line, which will be the sole responsibility of the Company. The foregoing monthly lease payment obligations have been secured by a Certificate of Deposit in the amount of $50,000.

To date, the Company has paid $110,000 to Ravenscroft in connection with the Agreement in Principle. The Company expects to raise the remaining required funds through the continuing exercising of outstanding warrants. In the event that insufficient funds are raised from the exercise of warrants, the Company expects to be able to secure a loan from traditional financial institutions since the funds advanced to Ravenscroft include $385,000 in equipment purchases, which could be used as collateral for retirement of the outstanding balance. However, there are no assurances that this loan will be secured.

The Company intends to use the facility for ongoing research and development, as a demonstration system, and to generate revenue for the Company.

The Pisces

The Pisces, a fish protective water inlet device, is a mechanical system designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. The Pisces will be manufactured utilizing a combination of materials ranging from poly-composite plastics to hybrid metal alloys. The Pisces will also be built on a site-specific basis and manufacturing of the Pisces units will also be tendered out as outlined for the system components as mentioned above. The Company will be incorporating the Pisces unit as a method of water extraction on Company developed sites that do not require certification of such a device for use on bodies of water that are regulated under the Clean Water Act and designated as a body of water that is a habitat for an endangered species as listed by the Endangered Species Act ("ESA"). The Company will also be developing sites where the Pisces method of water extraction will not be utilized because of existing water diversion structures such as a dam, weir or canal spillway, that has already been approved by the Federal Energy Regulatory Commission ("FERC"), and is for example, only being used for irrigation purposes.

Patent

Rodney Smith, one of the directors, and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

The BRIMAC System

The development and distribution of the Company's BRIMAC system is a secondary target market for the Company, however the Company believes that it could ultimately provide a considerable additional revenue stream for the Company. The BRIMAC (Balaton Remote Integrated Monitoring and Control) system, is identified as a combination of water monitoring and data collection sensors that are mounted on a Pisces or a derivation of the Pisces water intake device, and assembled to gather data regarding water temperature, toxic and non-toxic chemical analysis, flow rates, oxygen and nitrogen content, etc. The potential market involves the collection and analysis of water quality data throughout the United States. The collection of such data has to date, primarily been accomplished by technicians in the field who physically attend a location and manually gather the data for on-site and/or in-lab analysis. This costs state and federal agencies billions of dollars annually. The State of Idaho alone has allocated $900 million over the next eight years for its river data collection process. Also the monitoring of the Total Maximum Daily Load ("TMDL"), the identification of non-source point pollution in rivers, streams, lakes and reservoirs is a tool that the Clean Water Act uses to bring polluted waters into compliance with the EPA's water quality standards. States are required to provide the EPA with TMDL readings, however, at present only 6 states have sufficient data collection to comply. The states will require federal financial resources to adequately develop scientifically and legally defensible TMDLs and Congress is preparing to grant billions of dollars to provide states with the means to address non-point source pollution and meet federal water quality goals.

The Company anticipates the development of the BRIMAC system to begin in the third quarter of 2002 with distribution commencing possibly in the first quarter of 2003. Estimated costs to develop the initial BRIMAC system are $50,000. The off-the-shelf components that will make up the BRIMAC system are readily available, widely used in the oil and gas industry and are adaptable to BRIMAC requirements by modifying operating software programs. The system will be distributed by licensing its distribution to third party corporate entities that are engaged in the distribution and marketing of industry related products, goods and services.

Protection of Aquatic Life

Hydroelectric facilities are required to operate under guidelines and approval of the FERC. Section 18 of the FERC licensing procedure requires that the facility has provided a safe environment for fish in accordance with a "fish prescription" that will prevent, reduce and/or eliminate the entrainment and/or impingement of fish at the water intakes of hydroelectric production facilities. The Company believes that the Pisces has been tested sufficiently to date to meet the status of an acceptable "fish prescription" that will greatly prevent, reduce and/or eliminate the entrainment and/or impingement of fish in the intake system and therefore would be in compliance with Section 18 of FERC. The Company has not submitted an application to FERC for recognition of the Pisces unit at this time. The recognition by FERC of a particular applicant's fish prescription is handled on a site-by-site basis relative to the type of fish found inhabiting the site, if any at all.

The Company intends to further research, develop and test the Pisces to the extent necessary to make a formal application to the National Marine Fisheries Service ("NMFS") to obtain certification from NMFS for a designation as the "BTA" ("Best Technology Available") which will facilitate the marketing of the Pisces as an agency certified fish protective device for use as a water intake device at existing hydroelectric sites, industrial water use facilities and irrigation sites that may contain species of fish that may be listed as either threatened or endangered by the Endangered Species Act.

The Company estimates that the cost to test the Pisces to the level required for application to NMFS will be approximately $250,000 and will begin testing once the funds allocated for the testing are raised by way of the private placement offering of the Company's shares from treasury. In addition, the Company also intends to apply for grants that may be made available by the federal and state governments for the testing of devices with the potential for enhanced fish protection at water intake sites. This phase of testing and review possibly leading to NMFS approval could take up to 2 years from the date of submission and approval as the BTA by NMFS may not be realized.

As of the date hereof, the Company has not constructed, installed or sold any Systems, Pisces (other than its tested prototypes) or BRIMACs and does not generate or distribute any electricity to anyone. There is no assurance that the Company's plans to construct, install or sell any Systems, Pisces or BRIMACs to anyone will occur or that the Company will ever generate and sell electricity to anyone. At this time, the Company has no revenue from its current business activities and losses from operations from July 1, 2000 to December 31, 2000 of $430,213.

Deregulation of the Electric Utility Industry

The Energy Policy Act of 1992 provided that businesses other than traditional electric utilities could generate electricity and sell it at wholesale prices.

On April 24, 1996, the FERC issued Order 888 which provided for the non-discriminatory open access transmission services by investor-owned utilities.

With few exceptions, utilities accepted the changes and complied with the new requirements. Virtually all transmission-owned utilities have filed tariffs that state the rates, terms and conditions for comparable service to third party users of their transmission systems.

Current Regulation

Wholesale competition in the electricity utility sector is the focus on the federal level, while retail competition rests with the states. On the federal level, the reliability of wholesale (bulk power) grid is of most concern. Presently, the national grid consists of loosely aligned regional operations. Each regional market is structured and administered somewhat differently with little coordination between regions. Therefore, when one regional market encounters price or supply difficulty, it usually must resolve its own problem. The benefits of deregulation will not be realized until more efficient and reliable interstate markets are developed creating a seamless wholesale interstate market. The effort has been delayed pending a determination if FERC or state utility commissions will regulate United States electricity transmission.

States are being allowed to establish their own rules for open competition at the retail level. As of October 23, 2000, twenty-three states and the District of Columbia have enacted legislation implementing retail choice. In twenty other states, deregulation at the retail level is being investigated by state commissions or legislative bodies.

Market for Electricity

The market for electricity production and transmission in the United States is deregulated. The overall market is mature.

As a means of quantitative comparison, the following general industry based electricity prices occurred in certain developed countries during this period in accordance with information supplied by the Energy Information Administration.

Country	Average Price / KWH (US$)

Barbados	$0.161
Dominican Republic	$0.113
Germany	$0.057
Japan	$0.143
Turkey	$0.079
United Kingdom	$0.064

Lack of government incentives available in the United States

Power shortages and brownouts are predicted in the United States. In spite of this, energy conservation has not gained wide acceptance and has had little impact on significantly reducing energy consumption. This situation can be attributed mainly to inadequate energy conservation campaigns and a lack of incentives for promoting efficient energy use.

Design and Construction of the Hydro Electric Power Production Systems

A System will consist of a water intake, penstock, turbine, generator and power station. Water is diverted from the river or stream into a channel. Water is then gathered by the Pisces, directed to and through the penstock to the turbine. The energy produced by the turbine is transferred to the generator which produces electricity which is transmitted to the power station where transformers convert the electricity to the proper current and is then transmitted to the buyers of electricity. After the water passes through the turbines it is returned to the river or stream through the channel.

The Systems will be designed by the Company and will be unique, or "site specific" to the location of installation. Installation of Systems will be accomplished through independent construction contractors. At the present time the Company has not entered into any agreements with anyone to construct any Systems. The Company believes that there are a number of contractors capable of constructing the Systems.

Management and Employees

The Company is a start-up stage Company and currently has no employees other than its Officers and Directors. The Company intends to hire additional employees as needed. The Company intends to require all of its officers, directors and other key employees to enter into non-competition agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach.

Company's Offices

The Company's executive offices are located on the 2nd Floor at 1311 Howe Street, Vancouver, British Columbia, Canada V6Z 2P3 and its telephone number is (604) 691-1783. The Company also maintains an office at 1197 Main Street, Boise, Idaho 83702 and its telephone number in Boise is (208) 388-0720.

C. ORGANIZATIONAL STRUCTURE

Not applicable

D. PROPERTY, PLANTS AND EQUIPMENT

Currently, the Company does not own any property. The Company's offices are located on the 2nd Floor at 1311 Howe Street, Viva Tower, Vancouver, British Columbia, Canada V6Z 2P3. The Company's telephone number in Vancouver is (604) 691-1783. The Company leases its office space in Vancouver pursuant to the terms of a written lease agreement. The term of the lease is one year with monthly rental payments of CDN$1,000.00 per month. The Company also maintains an office at 1197 Main Street, Boise, Idaho 83702. The Company leases its office space in Boise pursuant to the terms of a written lease agreement. The terms of the lease is three years with monthly rental payments of $1,280.00 the first year; $1,320.00 the second year; and $1,360.00 the third year. The telephone number of the Boise, Idaho office is (208) 388-0720.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations. The Company will require a minimum of $800,000 to maintain operations during the next twelve months, pay off the balance owing to Ravenscroft in connection with the Equipment purchase and to extinguish all other liabilities.

The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein.

The Company does not intend to purchase a plant or significant equipment, however, the Company does intend to acquire a working interest in the Ravenscroft project in Bliss, Idaho.

The Company will hire additional employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

The Company expects to earn revenues in the fourth quarter of 2001. There is no assurance, however, that the Company will earn said revenues as planned.

As of December 31, 2000, the Company had $269,889 in cash. Other assets owned by the Company are illiquid. The Company's common stock does not trade, and accordingly is illiquid. The lack of liquidity in the Company's common stock is an impediment to the sale of its shares to raise capital for the Company. In the long run, the Company hopes to list its shares of common stock for trading on the Bulletin Board operated by the National Association of Securities Dealers, Inc., which the Company believes will improve the liquidity of its shares of common stock.

The Company believes that it has adequate cash to maintain its operations through September 30, 2001. Currently, the Company's monthly working capital requirements total approximately $45,000. At this rate, the Company will exhaust its cash on October 15, 2001.  Based upon indications from the warrantholders,  the Company believes that it can maintain operations on an ongoing basis through proceeds received from the exercise of the outstanding warrants.  There is no guarantee, however, that the outstanding warrants will be exercised. In the event the Company is unable to raise additional capital through the sale of its shares of common stock or loans, the Company will have to suspend or cease operations.

At the present time the Company is seeking to raise additional capital through the exercise of share purchase warrants pursuant to a private placement completed in 2000.  Of the $1,063,597 available upon the full exercise of these warrants,  subsequent to December 31, 2000, the Company has received $426,579  leaving a balance of 637,018 warrants outstanding at $1.00 per share.  If and when  the outstanding warrants are exercised, the proceeds  may be allocated as follows: $200,000 to complete the Ravenscroft transaction and the balance, or $437,018, to provide an additional nine months working capital.  Again, there is no guarantee that the outstanding warrants will be exercised and  the Company does not have any prospects for loans. Accordingly, there is no assurance that the Company will be able to obtain additional capital which is necessary for continuation of operations or completion of the Ravenscroft contract.

Subsequent to year end, on January 14, 2001, the Company and Vernon Ravenscroft revised the terms of the Agreement in Principle dated August 25, 2000. Under the new terms the monthly payments were reduced to $7,250 per month for 60 months commencing February 1, 2001 or such other date as agreed by the parties. Also, the Equipment purchase which was originally due on August 31, 2000 was extended to January 31, 2001 or such other date as agreed between the parties. As at July 31, 2001, the Company has paid $110,000 to Ravenscroft towards the purchase of the Equipment and has placed $50,000 in a term deposit as a guarantee against future lease payments.

The Company believes that the impact of foreign currency fluctuations will not affect the Company. The Canadian/U.S. dollar exchange rate has been stable at approximately 1.52 Canadian dollars for each U.S. dollar.

During the twelve months ending December 31, 2000, cash flows generated (used) by operating activities was $(406,459); investing was $(99,599); and financing activities was $775,884.

Reconciliation to US GAAP

The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies (see Note 16 to the audited financial statements).

Inflationary and Other Economic Pressures

The Company is not currently generating revenues from the sale of Systems or from the sale of electricity. Future revenues in this segment are governed primarily by U.S. electricity prices. No immediate effect in respect to inflation and changes on prices is realized. However inflationary pressures affect the Company's operation and development expenditure which is primarily incurred in U.S. dollars. The directors' estimation of inflation is considered in regards to the general state of the world economy of the United States in particular. This exposure to inflationary pressure is dependent on the price of electricity in a regulated and unregulated market. At this stage the Company is unable to quantify the mix of inflationary pressures that will affect the price of electricity.

Government Policies

The Company has considered the issue of political risk in the United States in which the Company will be constructing Systems and selling electricity and will continue to do so as a matter of normal business practice. The Company expects the initial project will be located in the United States and there has been a long established energy industry, with no history of expropriation. Activities conducted by residents and non-residents in the United States and the flow of investment into the country and the return of capital out of the country are subject to regulation. All of these controls and regulations are subject to change from time to time. Some of the interests of the Company are subject to the laws of Canada. These factors, in addition to the usual risks and the economic and political stability of the host country, the United States, must all be taken into account in relation to the Company's operations.

These policies or factors do not affect investments by United States residents in the Company's common shares.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The officers and directors of the Company are as follows:

Name	Age	Position
Rodney E. Smith	55	President, Chief Executive Officer and Director
Patrick Lavin	35	Chief Financial Officer and Secretary
Maureen E. O'Brien	53	Chief Operating Officer
Paul A. (Pat) Trudel	63	Director
A. Roy MacRae	57	Director
Thomas R. Saunders	44	Director
Martina Fischer Kaessner	45	Director

All directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting after each annual meeting of the Company's shareholders and hold office until their death, or until they resign or have been removed from office.

Rodney E. Smith, President, Chief Executive Officer and a member of the Board of Directors

Since August 2000, Mr. Smith has been a member of the Board of Directors and in mid December 2000 was appointed President and Chief Executive Officer. Mr. Smith has over twenty-five years experience in business, including fifteen years as a business management consultant, five years as a senior corporate lender with Chemical Bank of New York, three years as senior manager with Wang International Finance (Canada) Ltd. and four years with McLean Hunter Publishing, Business Press Division in Montreal, Canada. He has structured/restructured, retained management and operational personnel and provided financing for numerous national and international entities. For the last five years, Mr. Smith has been engaged in the business of a business/management consultant. Since October 1998, Mr. Smith has been a director of Balaton Power Corporation S.A., the majority shareholder of the Company. From September 1999 to September 2000, Mr. Smith was a director of Alchemy Ventures Ltd., a Canadian corporation engaged in the business of kaolin clay mining, with its shares listed for trading on the Canadian Venture Exchange.

Patrick Lavin, Chief Financial Officer and Secretary

Since January 2001, Mr. Lavin has been providing consulting services to the Company. On June 4, 2001 Mr. Lavin was appointed Secretary and Chief Financial Officer of the Company. Prior to joining Balaton, Mr. Lavin worked in public practice for seven years specializing in accounting and auditing for public companies. Since January 1997, Mr. Lavin has worked at stox.com Inc. In 1998, he was appointed to the Board of Directors, then as Chief Financial Officer (CFO). As CFO, Mr. Lavin was responsible for all matters dealing with the financial administration of a public company, including compliance, auditing, control, treasury and compensation. Additionally, Mr. Lavin was instrumental in raising $20 million in various financings and was active in the area of Mergers and Acquisitions. Mr. Lavin is qualified as a Certified General Accountant (CGA) and has a background in corporate finance, business and law.

Maureen E. O'Brien, Chief Operating Officer

On June 4, 2001, Ms. O'Brien was appointed Chief Operating Officer of the Company. Ms. O'Brien has over 20 years experience in corporate management and planning at senior executive levels with major multinational companies as well as start-up firms. Prior to joining the Company, she was Vice President of Marketing Programs for Line, the e-commerce arm of Hutchison Whampoa, Asia's largest company. She spent ten years as Regional Marketing Manager, Far East for DHL International and has also worked as a business consultant in strategic development and change management for leading Asian and European companies. Ms. O'Brien holds a degree in International marketing. She will be operating from the Boise, Idaho offices.

Paul A. (Pat) Trudel, Member of the Board of Directors

Since June I, 2001, Mr. Trudel has been a member of the Board of Directors. Mr. Trudel is a retired partner of Grant Thornton, LLP, Chartered Accountants, having spent over 40 years in the accounting and auditing profession. During his career, he provided advisory services to a wide variety of medium-sized clients in many areas of business. Mr. Trudel currently acts as a consultant to several clients including public companies.

A. Roy MacRae - Member of the Board of Directors

Since September 2000, Mr. MacRae has been a member of the Board of Directors. From September 2000 to June 2001, Mr. MacRae was the Secretary, Treasurer and Chief Financial Officer of the Company. From September 1969 to December 1999, Mr. MacRae was employed by Empire Stevedoring Co., Ltd. His duties included Systems Analyst, Accountant, Comptroller, Vice President of Finance and Administration, Senior Vice President, President of the Trucking Division, a Director, and President and Chief Executive Officer of Empire's successor, Empire International Stevedores Ltd. From December 1999 to September 2000, Mr. MacRae was retired. Mr. MacRae is a Chartered Accountant.

Thomas R. Saunders, Member of the Board of Directors

Since October 1997, Mr. Saunders has been a member of the Board of Directors. Since June 1995, Mr. Saunders has been a director of Gilmour McKay Roberts Consulting Ltd., Vancouver, British Columbia which is engaged in the business of providing management consulting services relating to analyzing business enterprises for investor clients.

Martina Fischer Kaessner, Member of the Board of Directors

Since August 2000, Dr. Fischer Kaessner has been a member of the Board of Directors. Dr. Fischer Kaessner holds a Mechanical Engineering Degree and a Doctoral Degree in Science of Engineering from the Technical University of Chemnitz in Germany and a Specialist Certificate in Plastics Technology from the Swiss School of Engineering. Her engineering experience in industry includes eight years in the development of new plastic products. She will be involved with the selection and testing of alternative materials in the construction of the Pisces unit and the Company's power production systems. Since 1993, and in addition to her consulting work in System Engineering, Dr. Fischer Kaessner works as a technical Editor-in-Chief for the International multi-media press agency IPR Media Team (Europe) Association and IPR (International) Corporation.

B. COMPENSATION

The following table sets forth the compensation paid by the Company from inception through December 31, 2000 to each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

SUMMARY COMPENSATION TABLE

Long-Term Compensation

Annual Compensation	Awards	Payouts

Names of executive officers and principal positions	Year Ended	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options/ SARs Granted (#)	Restricted Shares of Restricted Shares Units (US$)	LTIP Payouts (US$)	Other Annual Compensation (US$)
Rodney E. Smith President	2000 1999 1998	Nil N/A N/A	Nil N/A N/A	52,477[1] N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A
A. Roy MacRae Former CFO and Secretary, Director	2000 1999 1998	Nil N/A N/A	Nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A
Ronald E. Brown Former President	2000 1999 1998	90,500 N/A N/A	Nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A
Philip Cerpanya Former CFO	2000 1999 1998	26,668 N/A N/A	Nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A
Robert Jamieson Former President and Director	2000 1999 1998	Nil nil nil	Nil nil nil	11,783[2] 20,191[2] 20,228[2]	nil nil nil	nil nil nil	nil nil nil	nil nil nil
Thomas Saunders Director	2000 1999 1998	Nil nil N/A	Nil nil N/A	nil nil N/A	nil nil N/A	nil nil N/A	nil nil N/A	nil nil N/A
Martina Fischer Director	2000 1999 1998	Nil N/A N/A	Nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A

[1] Consulting fees paid to Briar Management Group, wholly owned by Rodney E. Smith. See Related Party Transactions.

[2] Management fees paid to Street Corporate Services, Ltd., a company controlled by Robert Jamieson. See Related Party Transactions.

The Company anticipates paying the following salaries in 2001, subject to the Company beginning profitable operations and generating sufficient revenues to pay the same:

Rodney E. Smith Patrick Lavin Maureen E. O'Brien	President, CEO CFO, Secretary Chief Operating Officer	2001 2001 2001	$78,000 $72,000 $80,000

The Company has not adopted any stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Stock Option Plans and Long-Term Incentive Plan Awards

The Company does not have any stock option plans or long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors

Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors.

Employment Contract with Ron Brown

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle/vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and affect. The Company terminated Mr. Brown with cause effective February 12, 2001.

Consulting Contract with Andrew Finneran

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's largest shareholder whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing by identifying potential investors and other sources of financing and introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $3,500 per month plus applicable taxes.

C. BOARD PRACTICES

The term of offices for the current Board of Directors will expire at the next annual meeting of shareholders, scheduled sometime in the second quarter of 2002. This year's annual general meeting was held on June 1, 2001.

There are no director's service contracts with the Company.

The Company's audit committee is comprised of Paul A. Trudel, A. Roy MacRae and Martina Fischer Kaessner.

D. EMPLOYEES

The Company has no employees other than its Officers and Directors.

E. SHARE OWNERSHIP

The following table sets forth the common share ownership of each director and officer, individually of the Company. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name of owner	Number of Shares	Position	Percent of Class
Rodney E. Smith	0	President, Chief Executive Officer and Director	0.00%
Patrick Lavin	0	Chief Financial Officer, Secretary	0.00%
Maureen E. O'Brien(1)	957,200	Chief Operating Officer	4.56%
Paul A. (Pat) Trudel	0	Director	0.00%
A. Roy MacRae	0	Director	0.00%
Thomas R. Saunders	0	Director	0.00%
Martina Fischer Kaessner	0	Director	0.00%
ALL OFFICERS AND DIRECTORS AS A GROUP (7 Persons)	957,200		4.56%

(1) In connection with private placement completed in 2000, Ms. O'Brien acquired 550,000 units with each unit comprising one share and one two year non-transferable share purchase warrant exercisable at US$1.00 (CDN$1.47) per share.

There are no options to purchases shares of the Company's common stock by anyone.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is controlled by BSA by virtue of its ownership of 12,500,000 common shares. There are no agreements in place which could result in a change of control of the Company.

The following table sets forth the common share ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

Name and address of owner	Number of Shares	Position	Percent of Class
Balaton Power Corporation S.A. 3rd Floor, Marlborough House Cumberland Street Nassau, Bahamas, BWI	12,500,000	Shareholder	59.51%

B. RELATED PARTY TRANSACTIONS

Other than as disclosed herein, the directors, senior officers and principal shareholders of the Company, or any associate or affiliate of the foregoing, have not participated in and have no other interest, direct or indirect, in any material transactions in which the Company has participated, or in any proposed transaction which has materially affected or will materially affect the Company during the previous three fiscal years and through to July 31, 2001:

During the year ended December 31, 2000, the Company paid $11,783 (1999 - $20,191, 1998 - 20,228) to Street Corporate Services Ltd., a company controlled by Mr. Jamieson, a former director for management fees. Also during fiscal year 2000, the Company paid $52,477 (1999 - $nil, 1998 - $nil) to Briar Management Group, controlled by a director for consulting services.

Balaton Power Corporation S.A purchased 12,500,000 shares of the Company for a price of $.001 per share and subsequently issued a license to the Company to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. As further consideration, the Company is obligated to make a payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

On July 27, 2000, the Company entered into an employment agreement with Ron Brown, the Company's former President and later Vice President. Under the terms of the agreement Mr. Brown agreed to perform the services commonly associated with President and Chief Executive Officer in consideration of a salary of at least $15,000 per month, reimbursement of all expenses incurred, a life insurance policy in the amount of $1,500,000, medical and health benefits for Mr. Brown and all of his family members, and a vehicle/vehicle allowance. In addition to the foregoing, the Company was obligated to issue to Mr. Brown options to acquire 5% of the shares issued and outstanding after the first year; 5% of the shares issued and outstanding after the second year, and 5% of the shares issued and outstanding at the end of the third year or a total of 15% of the total outstanding shares of the Company after three years. The term of the agreement was from June 30, 2000 to May 31, 2003. The Company has the right to terminate the agreement for just cause or for any act or omission that is breach under the agreement that is not remedied within thirty days. Mr. Brown brought an action in the Chancery Court for Williamson County, Tennessee, Case No. 27720, seeking a declaratory judgment that the foregoing employment contract is in full force and affect. The Company terminated Mr. Brown with cause effective February 12, 2001.

On August 1, 2000, the Company entered into a consulting agreement with Andrew Finneran, a director of Balaton Power S.A., the Company's, licensor whereby Mr. Finneran agreed to provide certain services to assist the Company in obtaining financing by identifying potential investors and other sources of financing and introduce the Company to such investors. In addition, Mr. Finneran agreed to perform such other duties as the President of the Company may instruct. In consideration of the foregoing, the Company is obligated to pay Mr. Finneran $3,500 per month plus applicable taxes.

During 1999, the Company settled $252,348 of indebtedness through a subscription for 6,138,402 shares at a price of $0.04 per share to former directors and officers. These debts had been settled by the related party concerned or had been otherwise assigned to the related party by the creditor for settlement.

There are no additional interests of management in transactions involving the Company except for those stated in the Notes to the Financial Statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER INFORMATION

See Item 17.

Legal Proceedings

No material legal proceedings to which the Company is a party are pending nor are any known to be contemplated and the Company knows of no legal proceedings pending or threatened, or judgments entered against, any Director or Officer of the Company in his capacity as such other than a suit initiated by Ronald Brown, the Company's former President and Chief Executive Officer. Mr. Brown seeks relief from the Chancery Court of Williamson County, Tennessee (Case No. 27720) to determine that his employment contract which was entered into between he and the Company dated July 27, 2000 is still in full force and effect. The Company terminated Mr. Brown with cause effective February 12, 2001.

Dividends

No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

B. SIGNIFICANT CHANGES

Not applicable

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

For the five most recent full financial years, the annual high and low market prices for the Company's common stock were as follows:

	High	Low
2000	N/A*	N/A*
1999	N/A*	N/A*
1998	N/A*	N/A*
1997	N/A*	N/A*
1996	CDN$0.89	CDN$0.26

For the two most recent full financial years, the high and low market prices for each full financial quarter for the Company's common stock were as follows:

	High	Low
2001
First Quarter Second Quarter	N/A* N/A*	N/A* N/A*
2000
First Quarter Second Quarter Third Quarter Fourth Quarter	N/A* N/A* N/A* N/A*	N/A* N/A* N/A* N/A*
1999
First Quarter Second Quarter Third Quarter Fourth Quarter	N/A* N/A* N/A* N/A*	N/A* N/A* N/A* N/A*

For the most recent six months, the high and low market prices for the Company's common stock were as follows:

	High	Low
2001
February March April May June July	N/A* N/A* N/A* N/A* N/A* N/A*	N/A* N/A* N/A* N/A* N/A* N/A*

* The Company's shares of common stock traded on the Vancouver Stock Exchange from September 1987 to April 1996 at which time the shares were delisted. The shares were delisted because the Company failed to meet minimum listing requirements. Since the shares were delisted on April 12, 1996, they have not traded on any medium.

The class of shares being listed is common stock. Shares are registered in the name of the owner thereof. There are no bearer certificates. Currently there are 21,004,194 common shares issued and outstanding. The Company is authorized to issued 700,000,000 common shares without par value.

B. PLAN OF DISTRIBUTION

Not applicable

C. MARKETS

No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustainable. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans unless a regular trading market develops.

There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board which it operates. Effective January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common shares will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by operation of law and the Company has satisfied all outstanding comments issued by the Securities and Exchange Commission.

As of July 31, 2001, the Company had 429 holders of record of its common shares. Currently, there are 102 United States shareholders of the Company's common shares.

D. SELLING SHAREHOLDERS

Not applicable

E. DILUTION

Not applicable

F. EXPENSES OF THE ISSUE

Not applicable

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Common Shares

The authorized Common Shares of the Company consists of 700,000,000 no par value Common Shares. All shares have equal voting rights and are not assessable. Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Shares could, if they chose to do so, elect all of the directors of the Company. As of July 31, 2001, 21,004,194 common shares were issued and outstanding.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Shares. The holders of the Common Shares do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares.

Dividends

Holders of the Common Shares are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Shares since inception, and none is contemplated in the foreseeable future.

Transfer Agent

Computershare Investor Services
510 Burrard Street
Suite 408
Vancouver, British Columbia
Canada V6C 3B9
Telephone: (604) 661-9400

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company has no bylaws. Bylaw provisions are contained within the articles of incorporation.

1. The Company's articles of incorporation do not limit in any manner the business purpose of the Company. As such, no provision relating to the same is contained in the Articles of Incorporation.

2. Directors

a. A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to the Company which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; determining the remuneration of the directors: (4) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (5) indemnification of any director of the Company.

b. Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c. The board of directors may from time to time on behalf of the Company borrow money. There is no prohibition against the Company loaning money to a director.

d. There are no provisions for retirement or non-retirement of directors under an age limit requirement.

e. There is no number of shares which must be owned for director's qualification.

3. Shares.

a. The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

b. Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

c. Shareholders do not have the right to share in the Company's profits.

d. Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

e. The Company may redeem any of its shares at the price and on the terms as determined by the board of directors.

f. There are no sinking fund provisions.

g. Shareholders are not liable for further capital calls by the Company.

h. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4. No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

5. The annual general meeting of shareholders is convoked by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons holding not less than 1/20th of the issued shares. Extraordinary (special) general meetings are convoked by written notice mailed by the board of directors to each shareholder of record. A quorum shall be at least two person holding not less than 1/20th of the issued shares. There are no conditions of admission to the meetings.

6. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, articles or other constituent document of the Company.

7. There are no provisions in the Company's articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

8. There are no provisions in the Company's articles which require the disclosure of shareholder ownership.

9. The law applicable to the Company is not significantly different from that in the host country.

10. The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C. MATERIAL CONTRACTS

The Company has entered into an Agreement in Principle dated January 14, 2001 which supercedes an earlier Agreement in Principle dated August 25, 2000 with Vernon Ravenscroft to acquire an existing low impact hydroelectric power production facility located near Bliss, Idaho. The facility generated 3.1 MWh of power in 2000 and the electricity is sold under a long term Power Purchase Agreement ("PPA") with Idaho Power Company. There is no assurance, however, that the Company will ever acquire a working interest in the facility.

Rodney Smith, one of the directors and Colin Hall, an individual, have transferred all of their right, title and interest in the Pisces design and its derivatives to Balaton Power Corporation S.A. ("BSA"). BSA has achieved "patent pending" status of its application filed with the United States Patent and Trademark Office (Case Docket No. SMTT 321) and is patent-protected in 104 countries around the world for a float mounted intake system which will be marketed under the name of "Pisces." The Pisces is a mechanical device designed to steer fish stocks around the water intake to prevent, reduce and/or eliminate their impingement and/or entrainment at irrigation, industrial use and hydroelectric production facility water intakes. Model testing of Pisces was conducted in the spring of 2000.

BSA has entered into a licensing agreement with the Company whereby the Company has the right to manufacture and sell the System, the Pisces and the BRIMAC and to implement the System at Company owned hydroelectric power production sites in the United States and Canada. In consideration of the license, the Company is obligated to make the payment of $150,000 to BSA as advance payment of royalties of five percent (5%) of gross revenues. Under the terms of the agreement, the Company has paid $50,000 to BSA and has agreed to pay the balance of $100,000 upon receipt of funding by the Company in the aggregate amount of not less than $4,000,000.

D. EXCHANGE CONTROLS

There are no exchange controls or other limitations which affect security holders other than the shares of common stock issued to Balaton Power Corporation, S.A. which are "restricted securities" as that term is defined in Reg. 144 of the Securities Act of 1933 (the "Act") and may only be resold in compliance with Reg. 144 of the Act.

In general, under Reg. 144, an affiliate of the Company (officers, directors, and owners of more than ten percent (10%) of the outstanding shares of Common Stock of the Company) may sell in ordinary market transactions through a broker or with a market maker, within any three (3) month period a number of shares which does not exceed the greater of one percent (1%) of the number of outstanding shares of Common Stock or the average of the weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Sales under Reg. 144 require the filing of Form 144 with the Securities and Exchange Commission. If the shares of Common Stock have been held for more than two (2) years by a person who is not an affiliate, there is no limitation on the manner of sale or the volume of shares that may be sold and no Form 144 is required. Sales under Reg. 144 may have a depressive effect on the market price of the Company's Common Stock.

E. TAXATION

The following discussion summarizes material US federal and Canadian tax consequences of the ownership of Shares by a person ("US Portfolio Stockholder") that: (i) is a citizen or resident of the US, a US corporation or that otherwise will be subject to US federal income tax on a net income basis in respect of the Shares; (ii) is not deemed a resident of Canada for exchange control purposes by the Central Bank of Canada; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in the Company; and, (iv) has not used the Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Canada.

The statements regarding US and Canadian tax laws set forth herein are based on those laws as in force on the date of this document that may affect the tax consequence described herein (some of which may have retroactive effect). This summary is not exhaustive of all possible tax consideration. Investors are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US, state, local and other laws, of the acquisition, ownership and disposition of Shares by consulting their own tax advisers with respect to their individual circumstances.

Taxation of Gains on Sale

A US Portfolio Stockholder is not subject to Canadian income tax on the sale of its common shares in the Company.

Passive Foreign Investment Company Status

A foreign corporation is classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries pursuant to the applicable US Internal Revenue Code "look-through" rules, either (i) at least 75% of its gross income is passive income, or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income from cash holdings and profits from the sale of marketable securities, even if derived from an active business.

If the Company were a PFIC during any year in which a US Portfolio Stockholder owned Shares, that US Portfolio Stockholder would be subject to additional taxes on any gain realized from the sale or any other disposition of the Shares, or any excess distribution received from the Company.

A US Portfolio Stockholder will have an excess distribution to the extent that distributions on Shares during a taxable year exceeded 125% of the average amount received during the three preceding taxable years (or, if shorter, the US Portfolio Stockholders' holding period for the Shares). To compute the tax on gain or on an excess distribution, (i) the excess distribution or the gain is allocated ratably over the US Portfolio Stockholder's holding period for the Shares, (ii) the amount allocated to the current taxable year at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company is a PFIC, US persons that own an interest in another entity that owns shares in the Company may be treated as indirect holders of their proportionate share of that entity's Shares, and may be taxed on their proportional share of any gain or excess distribution from that entity attributable to the entity's in the Company. A US person that owns an interest in the entity that is an actual holder of Shares will be treated as an indirect holder if (i) the actual holder is itself a PFIC, (ii) the actual holder is a foreign corporation other than a PFIC in which the US person who owns an interest in the actual holder owns (directly or indirectly) at least 50% in value of the actual holder's shares, or (iii) the actual holder is a partnership, trust or estate in which the US Portfolio Stockholder is a partner or beneficiary. An indirect holder must take into income its portion of any excess distribution received by the actual holder or any gain recognized by the actual holder on the Shares. An indirect holder also must treat an appropriate portion of its gain on the sale or disproportion of its interest in the actual holder as gain on the sale of the Shares. If the Company were a PFIC, a US Portfolio Stockholder of Shares would generally be subject to similar rules with respect to distribution by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were PFICs.

The Internal Revenue Code provides each US stockholder in an PFIC with an election whereby the additional US tax burden imposed on gain on sale of PFIC stock and receipt of excess distributions from a PFIC, as described above, can be avoided. This election generally requires that the PFIC stockholder include in its income, its pro-rata share of the PFIC's distributed and undistributed income, as computed under US tax accounting principles, on an current basis. In certain cases, a further election is available to an electing PFIC stockholder to defer the tax payable with respect to the stockholder's pro-rata share of the PFIC's undistributed income, although in this case interest applies on the deferred tax. Thus, even if the first or both of these elections are made, a US stockholder of a PFIC loses the tax benefit, which is available with respect to investment in a non-PFIC corporation, of deferring and converting to capital gain the investor's personal US tax liability with respect to the Company's undistributed income. These elections also generally require that the PFIC annually provide the electing PFIC shareholder, for inspecting by the Internal Revenue Service, an analysis of the PFIC's income computed under US tax accounting principals. The Company does not intend to furnish any US Portfolio Stockholder with the information that it would need in order to avoid the PFIC tax treatment described by electing to include its share of the Company's income on a current basis. There, these election will not be available to the Company's US Portfolio Stockholders.

There are other adverse US tax rules associated with holding Shares in a company that has been a PFIC during any part of a US Portfolio Stockholders holding period. These include a denial of a step-up in a tax basis on the death of a US individual stockholder, and burdensome reporting requirements.

If the Company ceases to be a PFIC, a US Portfolio Stockholder may avoid the contained application of the tax treatment described above by electing to be treated as if it sold its Shares on the last day of the last taxable year in which the Company was a PFIC. Any gain is recognized and subjected to tax under the rules described above. Loss is not recognized. The US Portfolio Stockholder's basis in the Shares is increased by the amount of gain recognized on the deemed sale. This election is not available to a US Portfolio Stockholder that previously elected to include its share of the Company's income on a current basis. The US Congress recently has considered legislation that would alter the PFIC rules substantially. Prospective investors should consult their own tax advisors as to the potential application of the PFIC rules, as well as, the impact of any proposed legislation that could affect them.

The Company has generated sufficient income and assets during 1999 and 2000 not to be deemed a PFIC.

Taxation of Dividends

The Company does not expect to pay cash dividends for the foreseeable future, but, rather, to retain earnings to finance expansion of the business. Should the Company begin paying dividends, however, the Company's dividends to its US Portfolio Stockholders would be exempt from Canadian tax. The overall limitation on non-US taxes eligible for US credit is calculated separately with respect to specific classes, or "baskets" of income. For this purpose, dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Portfolio Stockholder, "financial service income." The US tax credits allowable with respect to each income basket cannot exceed the US federal income tax payable with respect to such income. The consequences of the separate limitation calculation will depend on the nature and sources of each US Portfolio Stockholder's income and the deductions allocable thereto.

Distributions on the Shares will constitute dividends for US Federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for US federal income tax purposes. If the Company pays a dividend, such dividend would likely be paid in U.S. dollars. The amount of dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend income for a US Portfolio Stockholder will be the US dollar value of the dividend payment on the date of receipt, even if the dividend is not converted into US dollars. Dividends paid by the Company will not be eligible for the "inter-corporate dividends received" deduction allowed to US corporations.

Estate and Gift Tax

Canada does not impose any estate, inheritance or gift taxes. Therefore, no Canadian estate tax, inheritance tax or gift tax will be imposed on the death or upon a lifetime gift by, a US Portfolio Stockholder.

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENT BY EXPERTS

The financial statements for the years ending December 31, 1998, 1999 and 2000, included in this registration statement have been audited by Ron Shumka, Chartered Accountant, 1607 - 805 West Broadway, Vancouver, British Columbia V5Z 1K1, as set forth in his report included herein. The foregoing is included herein with Mr. Shumka's consent.

H. DOCUMENTS ON DISPLAY

All material documents referred to herein have been filed as exhibits to this Form 20-F or at the office of the Company on the 2nd Floor at 1311 Howe Street, Vancouver, British Columbia, Canada V6Z 2P3 and its telephone number is (604) 691-1783.

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed are:

(i) interest rates on debt; and,

(ii) foreign exchange rates

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of market risk assuming certain market conditions occur. The Company's actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

The Company currently does not have a material debt which a fluctuation in interest rates could affect.

Foreign exchange rates

The Company has not generated any revenues to date. In the future, the Company intends to hedge transactions because of its exposure to foreign exchange fluctuations.

Operating in international markets involves exposure to movements in currency exchange rates that typically affect economic growth, inflation, interest rates, governmental actions and other factors.

The Company's revenue streams and operating expenses are denominated in two primary currencies: the US dollar and the Canadian dollar. Approximately 85% of all capital contributions and expenses were generated in U.S. dollars. From this perspective, the currency movement that would have the greatest impact upon the Company's operations is the US dollar/Canadian dollar exchange rate. Strengthening the U.S. dollar will have the effect of increasing the Company's earnings.

Inflation

Inflation had no material impact on the Company's operations during the years ended December 31, 2000, 1999, and 1998.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 19.

ITEM 18. FINANCIAL STATEMENTS

Not applicable. Consolidated financial statements are provided under Item 17.

ITEM 19. EXHIBITS

A. Financial Statements of Registrant.

The following financial statements, together with the reports of the Company's independent accountants, are filed as part of this Registration Statement.

AUDITOR'S REPORT

To the Shareholders of:
Balaton Power Inc.
(formerly Kirkstone Ventures Ltd.)

I have audited the consolidated balance sheet of Balaton Power Inc. (formerly Kirkstone Ventures Ltd.) as at December 31, 2000, 1999 and 1998 and the consolidated statements of loss and deficit and changes in cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards acceptable in the United States. These standards require that I plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the annual financial presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000, 1999 and 1998 and the results of its operations and changes in its cash flow for the years then ended in accordance with generally accepted accounting principles for Canadian companies (Note 16). As required by the Company Act - British Columbia, I report that in my opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ Ron Shumka
CHARTERED ACCOUNTANT

Vancouver, B.C.
March 28, 2001 (except for Notes 7, 14,
15, 16, 17 and 18 which are at June 25, 2001)

In the United States, reporting standards for auditors require the expression of an explanatory paragraph in the audit report when the financial statements are affected by significant doubts that raise a substantial doubt such as those referred to in Notes 2, 5, 10 and 18 in the financial statements relating to the Company's ability to recover costs incurred in connection with the licence agreement and the hydro-electric facility and its ability to continue as a going concern. The opinion in my report to the directors, dated March 28, 2001 is expressed in accordance with Canadian requirements and does not contain an explanatory paragraph since such a paragraph would not be in accordance with Canadian reporting standards when the substantial doubts are adequately disclosed in the financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2000
ASSETS

	2000	1999	1998
CURRENT ASSETS
Cash	$269,889	$63	$413
Accounts receivable (Note 3)	6,523	693	-
Prepaid rent	2,433 ----------	- ----------	- ----------
	278,845	756	413
CAPITAL ASSETS (Note 4)	45,474	-	-
LICENCE AGREEMENT (Note 5)	50,000	-	-
DEPOSIT (Note 6)	1,000	-	-
INCORPORATION COSTS	- ----------	54 ----------	108 ----------
	$375,319 ======	$810 ======	$521 ======

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued
Liabilities	$49,113	$11,799	$96,357
Payable to related parties	30,637	5,266	71,006
Current portion of long term
debt (Note 8)	4,502 ----------	- ----------	- ----------
	84,252	17,065	167,363
LONG TERM DEBT	13,569 ----------	- ----------	- ----------
	97,821 ----------	17,065 ----------	167,363 ----------
SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (Note 9)	2,636,816	1,881,709	1,663,851
CONTRIBUTED SURPLUS	2,706	-	-
DEFICIT	(2,362,024) ----------	(1,897,964) ----------	(1,830,693) ----------
	277,498 ----------	(16,255) ----------	(166,842) ----------
	$375,319 ======	$810 ======	$521 ======
FUTURE INCOME TAXES (Note 7)
HYDRO-ELECTRIC FACILITY (Note 10)
COMMITMENTS (Note 11)
CONTINGENT LIABILITY (Note 12)
SUBSEQUENT EVENTS (Note 15)
CANADA-U.S. REPORTING CONFLICT (Note 16) CONTINUING OPERATIONS (Note 18)
APPROVED ON BEHALF OF THE BOARD:
"RODNEY E. SMITH"	Director
"A. ROY MacRAE"	Director

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
YEAR ENDED DECEMBER 31, 2000
	2000	1999	1998
ADMINISTRATION EXPENSES
Amortization	$3,179	$54	$54
Audit and accounting fees	21,075	1,161	7,122
Bank charges and interest	805	31,362	9,934
Consulting fees	125,538	-	-
Interest on long term debt	168	-	-
Legal	52,010	3,789	5,042
Management fees	11,783	20,190	20,228
Miscellaneous	131	-	806
Office, printing and stationery	44,076	(168)	639
Public relations and promotion	33,049	-	-
Rent and utilities	9,465	-	-
Transfer agent and filing fees	10,448	4,994	4,489
Telephone	14,864	-	-
Travel	21,922	-	-
Wages and benefits	122,336 ----------	- ----------	- ----------
	470,849 ----------	61,382 ----------	48,314 ----------
OTHER INCOME
Interest income	(5,984)	-	-
Foreign exchange translation (gain) loss	(805)	9,036	(11,997)
Accounts payable written-off	- ----------	(3,147) ----------	- ----------
	(6,789) ----------	5,889 ----------	(11,997) ----------
NET LOSS FOR THE YEAR	464,060	67,271	36,317
DEFICIT AT BEGINNING OF YEAR	1,897,964 ----------	1,830,693 ----------	1,794,376 ----------
DEFICIT AT END OF YEAR	$2,362,024 ======	$1,897,964 ======	$1,830,693 ======
LOSS PER SHARE B Basic (Note 14)	$0.02 ======	$0.07 ======	$0.04 ======
- Diluted	$0.02 ======	$0.07 ======	$0.04 ======

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOW
YEAR ENDED DECEMBER 31, 2000
	2000	1999	1998
OPERATING ACTIVITIES
Net loss for the year	$(464,060)	$(67,271)	$(36,317)
Item not involving cash:
Amortization	3,179 ----------	54 ----------	54 ----------
	(460,881)	(67,217)	(36,263)
Changes in non-cash working
capital items B net (Note 17)	54,422 ----------	66,867 ----------	36,676 ----------
	(406,459) ----------	(350) ----------	413 ----------
INVESTING ACTIVITIES
Deposit	(1,000)	-	-
Licence agreement	(50,000)	-	-
Capital asset acquisitions	(48,599) ----------	- ----------	- ----------
	(99,599) ----------	- ----------	- ----------
FINANCING ACTIVITIES
Long term debt	18,071	-	-
Shares issued for cash - net	757,813 ----------	- ----------	- ----------
	775,884 ----------	- ----------	- ----------
CHANGE IN CASH	269,826	(350)	413
CASH AT BEGINNING OF YEAR	63 ----------	413 ----------	- ----------
CASH AT END OF YEAR	$269,889 ======	$63 ======	$413 ======

See accompanying notes to financial statements.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

1. CHANGE OF NAME

During the period, pursuant to the approval of the shareholders, the Company changed its name to Balaton Power Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of Balaton Power USA Inc., its wholly-owned subsidiary. The subsidiary has been dormant since its inception. The Company acquired all the shares of the subsidiary for $1,500 U.S. cash consideration which was the cost of incorporation. All inter-company balances and transactions have been eliminated.

(b) Values

The amounts shown for the Licence Agreement represent costs or the agreed upon value of shares issued to date and do not necessarily reflect present or future values. The recoverability of the amounts shown is dependent upon the confirmation of the Company's technology, the ability of the Company to obtain the necessary financing to successfully complete its development and upon future profitable production and sale.

(c) Currency

Unless otherwise disclosed all figures are recorded in U.S. funds.

(d) Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to Canadian companies.

(e) Amortization

The Company amortized its incorporation costs on a 10 year straight line basis and amortizes its office and mobile equipment at the following rates and bases:

Computer and Software Mobile equipment Office equipment	30% declining balance 30% declining balance 20% declining balance

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

2. SIGNIFICANT ACCOUNTING POLICIES - Continued

(f) Measurement Uncertainty

The amounts recorded for amortization of incorporation costs and capital assets are based on estimates of useful life remaining in the assets. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(g) Financial Instruments

The financial instruments of the Company consist mainly of cash, interest receivable, commodity tax recoverable, accounts payable and accrued liabilities and long term debt. Except where otherwise disclosed, as at the year end there are no significant differences between the carrying values of these amounts and their estimated market value.

(h) Comparative Figures

Disclosure of certain comparative figures were amended to conform with the financial statement presentation adopted in the current year.

(i) Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under the method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period except for amortization which is translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income except for exchange gains and losses on long term monetary items which are deferred and amortized over the remaining life of the monetary item.

3. ACCOUNTS RECEIVABLE

	2000	1999	1998
Interest receivable	$261	$-	$-
Commodity tax recoverable	6,262 ----------	693 ---------	- ----------
	$6,523 ======	$693 ======	$ - ======

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

4. CAPITAL ASSETS

Capital assets are recorded at cost less accumulated amortization.

	2000	1999	1998
Computer equipment	$20,209	$-	$-
Mobile equipment	18,629	-	-
Office equipment	9,342	-	-
Software	419 ----------	- ---------	- ----------
	48,599	-	-
Less: accumulated amortization	(3,125) ----------	- ----------	- ----------
	$45,474 ======	$ - =======	$ - ======

5. LICENCE AGREEMENT

During the year, the Company was subject to an exempt take-over bid pursuant to the rules of the Securities Act - British Columbia wherein Balaton Power Corporation S.A. ("Balaton") of Nassau, Bahamas purchased 12,500,000 shares in the capital of the Company comprising 62.69 percent of the share capital at the time of the purchase.

The Company has entered into a licence agreement with Balaton to manufacture, market, sell/lease and otherwise commercialize Balaton's proprietary technology and related confidential data throughout Canada and the United States for a period of 20 years. The licence has a continuing option to renew for a further 20 years at the expiration of each 20 year period. The Company paid a U.S. $50,000 advance royalty payment and will pay a royalty of 5% as calculated pursuant to the agreement and a further $100,000 U.S. once the Company has raised a further $4,000,000 U.S. in financing.

6. DEPOSIT

The deposit represents the security deposit for the Company's premises in Franklin, Tennessee amounting to $1,000 U.S.

7. FUTURE INCOME TAXES

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants concerning accounting for income taxes. The new accounting policy, which was adopted for this year end was applied retroactively and the comparative financial statements have been restated to reflect this change.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

7. FUTURE INCOME TAXES - Continued

The new standards require the recognition of future income taxes and benefits relating to the expected future tax consequences of the differences between the carrying amount of the balance sheet items and their corresponding tax values. These new standards also require the Company to compute future income taxes using the enacted corporate income tax rates of the years in which the difference will reverse.

During the year, the Company announced that it was subject to an exempt take-over subject to the rules of the Securities Act B British Columbia. The take-over was effective July 31, 2000. Consequently, pursuant to Canadian Income Tax rules the Company loses all future benefits applicable to future income taxes that would have been applicable for all periods to July 31, 2000. Additionally, the Company did not have the financial position to generate sufficient taxable income to realize the future income tax benefits that had accrued to December 31, 2000 and, accordingly, no net benefit would have accrued to December 31, 2000 and is therefore not recognized. The future income tax benefits are as follows:

	2000	1999	1998
Future income tax benefits of losses carried forward and the capital asset timing differences	$188,190	$462,182	$471,502
Unrealizable future tax benefits	(188,190) ----------	(462,182) ----------	(471,502) ----------

	$ - ======	$ - ======	$ - ======

8. LONG TERM DEBT

Firstar Bank NA - Franklin, Tennessee secured by the Company's term deposit repayable over 48 months with interest at the Wall Street Journal prime rate plus 0.75% with blended payments of $711.46 ($463.19 U.S.) per month.

	2000	1999		1998
Term loan	$18,071		$-		$-
Less: Current portion	(4,502) ----------	$	- ----------	$	- ----------
	$13,569 ======	$	- ======	$	- ======

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

9. SHARE CAPITAL

Authorized: 700,000,000 common shares without par value.

Issued and fully paid:

	Shares	Amount

Balance - December 31, 1998	3,303,064	$1,663,851
Subscription - retired to debt	(250,000)	(34,490)
Consolidation (1:10)	(2,747,757)	-
Subscription received-debt retirement	6,138,402 ------------	252,348 ----------
Balance - December 31, 1999	6,443,709	1,881,709
Stock split (2.1:1)	13,531,763	-
Escrow cancellation	(34,875)	(2,706)
Issued for cash - net	1,063,597 ------------	757,813 ------------
	21,004,194 =======	$2,636,816 =======

During the year, the Company:

(a) received shareholder approval to split its share capital on a 3.l:1 basis with the issue of 2.1 new shares for every share held on the record date;

(b) received shareholder approval to increase the authorized share capital to seven hundred million (700,000,000) common shares;

(c) cancelled 34,875 post split escrow shares pursuant to the agreement for the issue of these shares;

(d) issued 1,063,597 units pursuant to a private placement at a price of $0.75 U.S. ($1.10 Cdn.) per unit with each unit comprising one share and one two year non-transferable share purchase warrant exerciseable at a price of $1.00 U.S. ($1.47 Cdn. per share). The Company paid finder's fees of $39,885 for the private placement.

10. HYDRO-ELECTRIC FACILITY

During the year, the Company entered into an Agreement in principle (the "Agreement") with Mr. Vernon Ravenscroft ("Ravenscroft") of Bliss, Idaho to acquire a one-third interest in Ravenscroft's hydro-electric power production facility and power purchase agreement with Idaho Power Company subject to:

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

10. HYDRO-ELECTRIC FACILITY - Continued

(i) 60 monthly payments of $8,500 U.S. per month commencing September 1, 2000.

(ii) Purchase $325,000 U.S. of equipment for the facility's fourth line by paying $275,000 U.S. on or before August 31, 2000 and issuing 100,000 shares in the capital of the Company subject to regulatory approval.

(iii) Incurring the cost of installation of the fourth line.

(iv) Ravenscroft securing bank financing of net less than $350,000 U.S. on or before August 31, 2000.

(v) The parties will share the costs of operation on a pro-rata basis, but the Company will be responsible for 100% of the costs of the fourth line.

(vi) Engage Ravenscroft as a consultant to assess additional hydro-electric sites.

The Company maintains an option to purchase 100% of the facility on or before the expiry of 60 months from September 1, 2000 for an additional $250,000 U.S. provided that the stated monthly payments totaling $510,000 U.S. have been made. In the event the Company chooses not to exercise the right of first refusal Ravenscroft will repurchase the facility by returning 50,000 shares (Note 10(ii)) to the Company.

Both the Company and Ravenscroft have extended the completion of the Agreement and are working in cooperation to arrange suitable financing to complete the agreement. All terms of the agreement have been extended by mutual agreement of the Company and Ravenscroft until the financing has been arranged (Note 15 (a)).

11. COMMITMENTS

The Company is committed to the lease of its Franklin, Tennessee premises until August, 2001 at the rate of $1,150 U.S. per month. The Company is also committed to the lease of its Vancouver premises at $651 ($1,000 Cdn.) per month until August, 2001.

12. CONTINGENT LIABILITY

During 1999, the Company wrote-off $3,147 ($4,676 Cdn.) in old accounts payable or accounts where the time for commencing legal action had expired or where the creditor could no longer be located. The Company is contingently liable for the amounts written-off.

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

13. RELATED PARTIES

(a) Amounts due to related parties are without interest or fixed terms of repayment, but are due on demand;

(b) During the year, the Company, pursuant to the terms of various employment, management and service agreements and the Licence Agreement, paid or made provision in the accounts for the payment of the following amounts to its parent Company, its directors and officers and private companies associated by common directors.

	2000	1999	1998
Management fees	$11,783	$20,191	$20,228
Licence agreement (Note 5)	50,000	-	-
Consulting fees	52,477 -------------	$ - ------------	$ - ------------
	$114,260 =======	$20,191 =======	$20,228 =======

(c) During 1999, the Company settled $368,304 Canadian funds ($252,348 U.S.) of indebtedness through a subscription for 6,138,402 shares at a price of $0.06 Cdn. ($0.04 U.S.) per share to former directors and officers. These debts had been settled by the related party concerned or had been otherwise assigned to the related party by the creditor for settlement. The shares were subscribed for immediately prior to the year ended December 31, 1999 and were issued to the subscribers during the year.

14. LOSS PER COMMON SHARE

During the year, Generally Accepted Accounting Principles ("GAAP") for the calculation and reporting of earnings per share for Canadian companies were amended for years beginning January, 2001, however, earlier and retroactive adoption of the amendments were encouraged. The changes brought Canadian practice in line with U.S. practice. Accordingly, the Company has adopted amended disclosure requirements. Earnings per share are calculated using the weighted average common shares outstanding during the year or period. The calculation of basic and fully diluted earnings per share is as follows:

	2000	1999	1998
Loss for common shares	$464,060 =======	$67,271 =======	$36,317 =======
Weighted Average Shares
Common shares - beginning of year	6,443,709	3,303,064	3,303,064
Consolidation (1:10)	-	(2,972,757)	(2,972,757)
Stock split (2.1:1)	13,531,763 ------------	693,643 ------------	693,643 ------------
	19,975,472	1,023,950	1,023,950

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

14. LOSS PER COMMON SHARE B Continued

	2000	1999	1998
Escrow cancellation	(34,875)	-	-
Subscription cancellation	-	(77,500)	-
Issued for cash	443,165 ------------	- ------------	- ------------
Weighted Average Shares	20,383,762 =======	946,450 =======	1,023,950 =======

Loss per share amounts give retroactive effect to the 1:10 consolidation (reverse split) of share capital in 1999 and subsequent 3.1:1 stock split. The 6,138,402 shares issued for debt retirement were issued immediately prior to the Company's December 31, 1999 year end and did not materially impact the calculation of weighted average shares for that year.

Warrants to purchase 1,063,597 shares were outstanding during the year ended December 31, 2000, but were not included in the computation of diluted earnings per share because the warrants exercise price was equal to the average market price of the common share. The warrants, which expire July 31, 2002, were still outstanding at the year end.

15. SUBSEQUENT EVENTS

Subsequent to the year end, the Company:

(a) Amended the Ravenscroft Agreement (Note 10) as follows:

(i) amended the monthly payments to $7,250 U.S. per month for 60 months commencing February 1, 2001 or such other date as agreed by the parties (Note 10(i));

(ii) amended the purchase of the fourth line equipment to $385,000 U.S. including, the issuance of 100,000 shares at a deemed price of $0.75 U.S., subject to regulatory approval; and,

(iii) amended the completion date for the $350,000 U.S. loan financing to January 31, 2001 or such later date as agreed by the parties (Note 10 (iv)).

(b) Received subscriptions for the exercise of $346,579 U.S. warrants exerciseable at a price of $1.00 U.S. ($1.47 Cdn.) per share.

(c) Paid $110,000 U.S. towards the acquisition of the Ravenscroft fourth line (Note 15(a)(ii)), placed $50,000 U.S. in a term deposit as a guarantee against future lease payments (Note 15(a)(i)) and was advised that Ravenscroft has secured bank financing of $350,000 (Note 15(a)(iii)).

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

16. COMMENTS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING CONFLICT

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the U.S. create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, a disclosure of those differences and a reconciliation with U.S. accounting practices is appropriate for U.S. readers of the financial statements.

(a) Amortization of Start-Up Costs

In Canada, start-up costs are deferred and charged to earnings over their useful life, not to exceed 40 years. In the U.S. start-up costs are expensed as incurred. The effect of the difference of this policy is as follows:

2000	1999	1998

STATEMENT OF LOSS AND DEFICIT

Net loss for the year	$464,060	$67,271	36,317
Amortization	(54) ------------	(54) ------------	(54) ------------
	$464,006 =======	$67,217 =======	$36,263 =======

BALANCE SHEET

Total assets	$375,319	$810	$521
Incorporation costs	- ------------	(54) ------------	(108) ------------
Total assets for U.S. GAAP	$375,319 =======	$756 =======	$413 =======
Deficit	$2,362,024	$1,897,964	$1,830,693
Unamortized incorporation costs	- ------------	54 ------------	108 ------------
Deficit for U.S. GAAP	$2,362,024 =======	$1,898,018 =======	$1,830,801 =======

BALATON POWER INC.
(formerly Kirkstone Ventures Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2000

16. COMMENTS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING CONFLICT - Continued

(b) STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

Share Capital	Contributed

	Shares	Amount	Surplus	Deficit	Total
Balance at December 31, 1997	3,303,064	$1,663,851	$-	$(1,794,538)	$(130,687)
Net loss for the year	------------	------------	------------	(36,263) ------------	(36,263) ------------
Balance at December 31, 1998	3,303,064	1,663,851	-	(1,830,801)	(166,950)
Subscription retired to debt	(250,000)	(34,490)			(34,490)
Consolidation (1:10)	(2,747,757)				-
Subscription - debt retirement	6,138,402	252,348			252,348
Net loss for the year	------------	------------	------------	(67,217) ------------	(67,217) ------------
Balance at December 31, 1999	6,443,709	1,881,709	-	(1,898,018)	(16,309)
Stock split (2.1:1)	13,531,763				-
Escrow cancellation	(34,875)	(2,706)	2,706		-
Issued for cash
($1.12 Cdn.)	1,063,597	757,813			757,813
Net loss for the year	------------	------------	------------	(464,006) ------------	(464,006) ------------
Balance at December 31, 2000	21,004,194 =======	$2,636,816 =======	$2,706 =======	$(2,362,024) =======	$277,498 =======

17. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2000	1999	1998
Accounts receivable	$(5,830)	$(693)	$-
Prepaid rent	(2,433)	-	-
Accounts payable and accrued
liabilities	37,314	(84,558)	38
Payable to related parties	25,371	(65,740)	36,638
Accounts payable and related party debts settled for shares issued - net	- ------------	217,858 ------------	- ------------
	$54,422 =======	$66,867 =======	$36,676 =======

18. CONTINUING OPERATIONS

For the year ended December 31, 2000 the Company has a loss of $ 464,060. Although it has positive working capital the Company will exhaust its current working capital reserves within the next fiscal year. The Company's ability to continue as a going concern is dependent upon its ability to attain profitable operations or to obtain additional financing. These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the assets and liabilities, which might be necessary should the Company be unable to continue as a going concern.

B.	Exhibits.
1.1*	Articles of Incorporation
1.2*	Amendments to Articles of Incorporation
1.3*	Share Certificate - Common Stock
10.1*	Assignment of Pisces technology and patent
10.2*	Ravenscroft Agreement in Principle
10.3*	Employment contract with Ronald E. Brown
10.4 *	Consulting agreement with Andrew Finneran
23.2	Consent of Ron Shumka, Chartered Accountant.

* Previously filed.

All other schedules and exhibits are omitted, as the required information is not applicable or is not present in amount sufficient to require submission of the schedule or because the information required is included in the financial statements and notes hereto.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on this Amendment No. 4 to the Form 20-F and has duly caused to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 17th day of August, 2001.

BALATON POWER INC.
BY:	/s/ Rodney E. Smith Rodney E. Smith, President, Chief Executive Officer
BY:	/s/ Patrick Lavin Patrick Lavin, Chief Financial Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Rodney E. Smith, as true and lawful attorney-in-fact and agent, with full power of substitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendment (including post-effective amendments) to this registration statement, and to file the same, therewith, with the Securities and Exchange Commission, and to make any and all state securities law or blue sky filings, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying the confirming all that said attorney-in-fact and agent, or any substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 4 to the Form 20-F Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Rodney E. Smith Rodney E. Smith	President, Chief Executive Officer and a member of the Board of Directors	August 17, 2001
/s/ Patrick Lavin Patrick Lavin	Secretary and Chief Financial Officer	August 17, 2001
/s/ Maureen E. O'Brien Maureen E. O'Brien	Chief Operating Officer	August 17, 2001
/s/ Paul A. Trudel Paul A. (Pat) Trudel	Member of the Board of Directors	August 17, 2001
/s/ A. Roy MacRae A. Roy MacRae	Member of the Board of Directors	August 17, 2001
/s/ Thomas R. Saunders Thomas R. Saunders	Member of the Board of Directors	August 17, 2001
/s/ Martina Fischer Kaessner Martina Fischer Kaessner	Member of the Board of Directors	August 17, 2001